NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium declares dividend

April 9, 2013 – ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that it has approved a dividend of $0.50 U.S. per common share to be paid on July 18, 2013 to shareholders of record on June 28, 2013.

All dividends paid by Agrium Inc. are, pursuant to subsection 89(14) of the Income Tax Act, designated as eligible dividends. An eligible dividend paid to a Canadian resident is entitled to an enhanced gross-up and dividend tax credit.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com